

February 7, 2012

Via Email
Gary D. Kucher
Chief Executive Officer and President
Consolidation Services, Inc.
2300 West Sahara Drive
Las Vegas, NV 89102

      Re: **Consolidation Services, Inc.**
              Form 10-K/A for the Fiscal Year Ended December 31, 2010
              Filed February 2, 2012
              File No. 0-54230

Dear Mr. Kucher:

      Our review of your annual report on Form 10-K/A for the fiscal year ended December 31, 2010 indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of Form 10-K. Specifically, you have failed to provide audited financial statements pursuant to Rule 8-02 of Regulation S-X. Please respond to this letter within 10 business days by amending your 10-K/A to provide financial statements audited by a PCAOB registered firm. After we review the amendment to your Form 10-K, we may have additional comments. Please be advised that if you fail to amend the Form 10-K/A for the fiscal year ended December 31, 2010 to provide audited financial statements we would consider what recommendation, if any, we should make to the Commission regarding your registration under the Securities Exchange Act of 1934.

                                    Sincerely,

                                      /s/ James Allegretto

                                      James Allegretto
                                      Senior Assistant Chief Accountant